EXHIBIT 99.1

TEOCO to Acquire TTI Telecom in an All-Cash Transaction

TTI Telecom Shareholders to Receive US$3.00 Per Share, Subject to Adjustments

FAIRFAX, Va. and ROSH HA'AYIN, Israel, June 9, 2010 (GLOBE NEWSWIRE) -- TEOCO Corporation ("TEOCO"), a market leader in providing cost, routing, and revenue management solutions to leading communications service providers worldwide, and TTI Team Telecom International Ltd. (Nasdaq:TTIL), a global supplier of Operations Support Systems (OSS) to communications service providers, announced today that they have entered into a definitive merger agreement, whereby TEOCO will acquire TTI Telecom in a transaction valued at approximately US$58.0 million, subject to adjustments.

Under the terms of the merger agreement, TTI Telecom preferred and ordinary shareholders will receive US$3.00 per share in cash at the closing, without interest and less applicable withholding tax. This purchase price per share may be increased or decreased at closing to the extent that TTI Telecom's cash balance immediately prior to closing is above or below the respective agreed upon amounts, and will be decreased to the extent TTI Telecom's transaction expenses are above an agreed upon amount, with a minimum share price of US$2.90. The Company advises that it currently does not expect an upward adjustment above the US$3.00 per share merger consideration.

The price per share of US$3.00 represents a premium of approximately 50% over the Company's average closing share price during the 90 trading days ended June 8, 2010. The Board of Directors of TTI Telecom approved the agreement and recommended that TTI shareholders vote in favor of the transaction.

Atul Jain, Chairman and Chief Executive Officer, TEOCO Corporation, said, "We believe that adding TTI's employees, assets, and solutions under one umbrella will enable TEOCO to provide unprecedented  value to our respective clients.  This combination brings together two industry leaders whose solutions contribute greatly to increasing the profitability and success of global communications service providers."

"I am very impressed with the caliber of the people in TTI and their deep expertise in network management.  We plan to bring the talent of the two teams together over the next 12 months, which will yield greater innovation for our clients and create an exciting work environment for our employees," Mr. Jain concluded.

Meir Lipshes, Chairman of the Board of Directors and Chief Executive Officer of TTI Telecom, commented on the transaction, "Although encouraged by the latest technical evolutions in the OSS market and by the planning of a new LTE solution, we also recognized, in light of recent years' series of acquisitions of smaller OSS companies by larger competitors, the challenges of continuing the path as an independent public company operating in a competitive and consolidating market. Therefore, after a careful and thorough analysis, and with the completion of extensive negotiations with TEOCO, the Board of Directors has decided to endorse this transaction as being in the best interest of our shareholders, customers and employees. We have high regards for TEOCO and are excited about the future opportunities that this transaction presents to our shareholders, partners, customers and employees."

Key Benefits of the Transaction

This combination will result in a company whose international business will be a significant contributor to its growth which, along with TEOCO's success in North America, will allow it to offer increased value to communications service providers worldwide. TEOCO and TTI Telecom have a combined 35 years of industry expertise and serve over 75 communications service providers worldwide. Other key benefits include:

  Greater Value for Customers - The combined company unifies Cost, Revenue, Routing, and Network Management in one global organization.  This means greater product integration, improved global customer service, and solutions that deliver greater value for our customers.

  Deep Industry Expertise - The combined company will have over 600 employees whose key expertise is dedicated to support global communication service providers.  Many of these individuals are thought leaders in LTE, WI-Max, VoIP as well as traditional voice technologies.

  Financial Strength and Flexibility- The combined company will be financially strong and profitable.  With over 75 global customers, representing 25 countries, the company has the ability to make the R&D investments necessary to support and deploy solutions for the next generation of communication technologies.

Timing; Go-Shop and Approvals

The closing of the transaction is subject to shareholders approval, including separate class meetings of the ordinary and preferred shares; certain regulatory approvals; and other customary closing conditions. There is no financing condition to the obligations of TEOCO to consummate the transaction and it is currently anticipated that the transaction will be consummated in the third quarter of 2010. Upon the closing of the transaction, TTI ordinary shares would no longer be traded on NASDAQ.

Under the terms of the agreement, TTI Telecom may, subject to compliance with various conditions, actively solicit superior proposals from third parties until July 9, 2010 and may consider unsolicited proposals made by third parties. TEOCO has a right to match any superior proposal. TTI Telecom does not intend to disclose developments with respect to this solicitation process, except as may be required by law. There can be no assurance that the solicitation of superior proposals will result in an alternative transaction. If the Company accepts a superior proposal, a break-up fee would be payable by the Company to TEOCO.

Holders of an aggregate of approximately 24% of TTI's outstanding ordinary and preferred shares, on an as converted basis, have entered into voting undertakings with TEOCO under which they have agreed to vote their shares in favor of the transaction. These undertakings will expire upon termination of the merger agreement.

Advisors

Oppenheimer & Co. Inc. served as TTI Telecom's exclusive financial advisor, and Goldfarb, Levy, Eran, Meiri, Tzafrir & Co. and McDermott Will & Emery LLP served as TTI Telecom's legal counsels. Meitar Liquornik Geva & Leshem Brandwein served as legal counsel to TEOCO.

About TEOCO

TEOCO is the market leader in providing cost, routing, and revenue management solutions to leading communications service providers worldwide. Over 50 of the industry's leading providers trust TEOCO to deliver unparalleled visibility and control over their operations. Fueled by industry leading expertise and innovative technologies, TEOCO saved its customers several hundred million dollars last year alone.

Founded in 1995, TEOCO (The Employee Owned Company) has been ranked one of the fastest growing companies by Inc. Magazine on three occasions. TEOCO is widely recognized for its commitment to principled entrepreneurship, business ethics and employee ownership with a particular emphasis on its core values of alignment with employees, clients and community. TEOCO has recently been invested in by TA Associates, a $16B global growth private equity firm based in Boston, MA. For more information, please visit www.teoco.com.

About TTI Telecom

TTI Team Telecom International Ltd. is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. The Company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions -- Fault Management (FaM) and Performance Management (PMM) -- that give customers an end-to-end view of their network, TTI's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific. For more information, please visit www.tti-telecom.com.

Additional Important Information and Where to Find It

In connection with the proposed transaction, TTI Telecom will prepare a proxy statement to be delivered to its shareholders. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING WITH RESPECT TO THE POTENTIAL ADJUSTMENTS IN THE PER SHARE MERGER CONSIDERATION. The proxy statement and other documents may be obtained for free from the Company's Web site at www.tti-telecom.com/investor-relations or by directing such request to TTI Investor Relations below.

Forward-Looking Statements

Certain statements in this press release, including but not limited to those relating to the proposed merger transaction, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of TTI Telecom to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "projects," "estimates," "plans," "may increase," "may fluctuate" and similar expressions or future or conditional verbs such as "will," "should," "would," "may" and "could" are generally forward-looking in nature and not historical facts. Any statements that refer to expectations or other characterizations of future events, circumstances or results are forward-looking statements. Various factors that could cause actual results to differ materially from those expressed in such forward-looking statements include but are not limited to risks associated with uncertainty as to whether the merger transaction will be completed; the potential adjustments to the purchase price per share; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; costs and potential litigation associated with the merger transaction; the failure of either party to meet the closing conditions set forth in the merger agreement; risks that the proposed merger transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction; the distraction of management and TTI Telecom resulting from the proposed transaction; and the other risk factors discussed from time to time by TTI Telecom in reports filed or furnished with the Securities and Exchange Commission ("SEC").

In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except for TTI Telecom's ongoing obligations to disclose material information under the federal securities laws, TTI Telecom undertakes no obligation to release any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

CONTACT:  TTI Team Telecom International Ltd.
          Rebecca (Rivi) Aspler, Investor Relations Director
          +972-3-926-9093
          Mobile: +972-54-777-9093
          Fax:  +972-3-926-9574
          rebecca.aspler@tti-telecom.com

          TEOCO Corporation
          Kristy McDaniel, Marketing Communications Director
          +01 703-259-4322
          Mobile: +01 571-232-3166
          Fax:  +01 703-259-4430
          mcdanielk@teoco.com